Ballard Power Systems Inc.

News Release

Ballard Completes Optimization of Production Space and Commences Sub-Lease with Daimler

For Immediate Release – August 24, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) confirmed today that it has completed consolidation and optimization of product development and production space in its specialized fuel cell manufacturing facilities located in Burnaby, British Columbia. Ballard has also commenced the previously announced sub-lease of space, representing approximately 38% of the facility, to Daimler AG (Daimler) for use in manufacturing fuel cells for its fuel cell car programs.

Surplus space was created as a result of Ballard’s progress over the past several years in implementing automated and continuous manufacturing processes for the Company’s fuel cell products. A key driver in this context has been the introduction of continuous lamination equipment, which cuts and assembles components of Ballard’s proprietary technology, resulting in a 10-fold increase in production while using about 10% of the physical floor space previously required.

Paul Cass, Ballard’s Vice-President of Operations said, “We completed this work on-time, which also enabled the sub-lease of space to Daimler to proceed as scheduled. With the evolution of automated and continuous manufacturing we will be able to produce one-hundred megawatts of fuel cell product annually in this smaller footprint, seeing us through 2013 with no further investment in manufacturing capacity.”

With the Daimler sub-lease, Ballard expects annual savings of approximately $1 million in real estate and related overhead costs. This lower cost manufacturing model is a further enabler on the Company’s path to profitability.

Ballard will continue supplying its FCvelocityTM products for Daimler’s fuel cell car and bus programs until the end of the current supply agreement. In addition, Ballard will continue supplying Automotive Fuel Cell Cooperation (AFCC), a private company majority-owned by Daimler, with contract manufacturing and technical engineering services.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including anticipated manufacturing capacity, cost savings and operational plans, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.
These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com